On February 19, 1999, the Fund acquired all the net assets of The New York Tax-Exempt Income Fund, Inc., pursuant to an agreement and plan of reorganization approved by the Fund shareholders on February 12, 1999. The Fund issued (at an exchange ratio of 0.736204 of the Fund to one share of The New York Tax-Exempt Income Fund, Inc.) 1,852,945 shares of capital stock valued at $24,292,111 exchange for the net assets, resulting in combined Class A net assets of $625,750,285 on February 19, 1999. The net assets acquired included net unrealized appreciation of $1,290,236. The exchange qualified as a tax-free reorganization for federal income tax purposes.